UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

InterCare Dx, Inc.
(Exact name of issuer as specified in its charter)

California	95-4304537
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20280  South Vermont Avenue Suite 215, Torrance California 90502

(Full mailing address of principal executive offices)

Telephone: (866) 767-4832/Fax (310) 693-8082

(Issuer’s telephone number, including area code)

2

This Semiannual Report on Form 1-SA (this “Semiannual Report”) contains forward-looking statements that are based upon current expectations which involve risks and uncertainties associated with the Company’s business and the economic environment in which the business operates. Such forward-looking statements include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future acquisitions and the industry and business environment in which we operate. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, which are often, but not always, identified by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results or performance may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions in the biomedical and life science fields in which we are engaged. Readers are cautioned that the above factors are not exhaustive.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of our future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein. All the forward-looking information contained in this Semiannual Report is expressly qualified by this cautionary statement.

The financial statements included herein should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2022, contained in the Company’s Annual Report on Form 1-K, as filed with the Securities and Exchange Commission on April 18, 2023.

In this Semiannual Report, unless otherwise indicated by the context, “we,” “us,” “our,” “our company” and the “Company” refer to InterCare DX, Inc., a California corporation. Unless otherwise indicated, the terms “dollar” or “$” in this Semiannual Report refer to US dollars, the lawful currency of the United States.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

InterCare Dx, Inc. was incorporated on January 31, 1991 and commenced operations immediately thereafter. The company is a USFDA registered biomedical and life sciences company with main office located at 20280 South Vermont Avenue, Suite 215, Torrance, California, USA. We strive to become a leader in designing and marketing of creative, technologically advanced Clinical Documentation software, Cardiovascular and Microwave products  for  medical applications. We plan to build a reputation for delivering systems characterized by low price, compact size, and innovative features, with quality and reliability equal to that of competitors.

We have incurred net losses in each year since our inception. As of June 30, 2023, we had an accumulated deficit of $6,696,513. Most of our net losses resulted from costs incurred in connection with management and consultant fees,  our research and development programs and from general and administrative costs associated with our operations.

We expect to continue to incur significant expenses and increasing operating losses until at least after our planned market launch of our medical applications and only then if we are able to generate sufficient revenues. We anticipate that all our expenses will increase substantially as we:

■	continue our efforts to raise capital;
■	continue our search of bench studies for assessing similarity and equivalence;
■	hire senior management and administrative, marketing and sales personnel;
■	continue to identify and approach physicians for scientific trials, relationship-building studies, and usage studies;
■	assess similarity and equivalence of our products with bench studies;
■	conduct our anticipated beta launch over six sites;
■	seek to obtain regulatory approvals for our medical applications;
■	maintain, expand and protect our intellectual property portfolio;
■	add, as needed, operational, financial and management information systems and personnel to support our research and development and regulatory efforts;
■	engage in marketing and sales efforts; and
■	operate as a public company.

3

We do not expect to generate revenue from any product sales unless and until we successfully complete development and obtain marketing approval for one or more of our medical applications, which we expect will be no sooner than the end of 2024, and perhaps beyond, and is subject to significant uncertainty. Accordingly, we will need to raise additional capital prior to the commercialization any of our medical applications. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our operating activities through equity and debt offerings. We may also raise capital through government or other third-party funding and grants, collaborations and development agreements, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our medical applications.

Results of Operations for the Six Months Ended June 30, 2023, Compared to the Six Months Ended June 30, 2022.

Revenue

We generated no revenues during the six months ended June 30, 2023 and June 30, 2022.

Operating Expenses

Total operating expenses for the six months ended June 30, 2023 increased to $368,701 from $346,774 for the six months ended June 30, 2022. This increase is primarily attributable to increase in compensation for management and consultants, research and development cost, due to Covid 19 Pandemic, and the increase in purchase price of components, chipsets, and non-recurring engineering (NRE) cost, charged by our Engineering Consultants.

Net loss

As a result of the foregoing, during the six months ended June 30, 2023, we recorded a net loss of $368,701, compared to a net loss of 346,774 for the six months ended June 30, 2022. The loss is mainly comprised of compensation, research and development fees, and general and administrative expenses.

Liquidity and Capital Resources

Cash Flows

Operating Activities

For the six months ended June 30, 2023, we used cash of $353,402 in operating activities, as compared with cash used of $333,932 for the six months ended June 30, 2022. Our net losses for both periods contributed to our negative operating cash flow.

Financing Activities

For the six months ended June 30, 2023, financing activities provided $353,551 in cash, as compared with $333,958 in cash for the six months ended June 30, 2022. We received these proceeds largely from non-interest-bearing related party loans.

Liquidity

We had a net loss of $368,701 and net cash used in operating activities of $353,402 for the six months ending June 30, 2023. We have a working capital deficit of $5,437,207 and an accumulated deficit of $6,696,513 at June 30, 2023. The Company has virtually no cash as of June 30, 2023. We are reimbursed for expenditures by related parties. We are required to raise additional funds and expect net losses until we are able, if ever, to commercialize our medical applications. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing. To continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of our equity securities. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Indebtedness

The Company has a business line of credit of $8,000 with Wells Fargo Bank, the available balance varies based on monthly recurring payments to the bank. The total amount owed at the date of this Semiannual Report is $8,065.70.

4

Related Party Transactions

Related party loans and due to officer were $4,928,166 and $4,574,615 as of June 30, 2023 and 2022, respectively. The related party amounts borrowed were to fund our daily operations. The loans were evidenced through written agreements between the related parties. The loans are non-interest bearing with no maturity date, due on demand, and no covenants. The loans arose from an affiliated company and member of management.

Plan of Operations

Our high-level objectives for the next 18 months are:

•

Conducting clinical trials beginning on October 1, 2021 and ongoing  for the ”Cloud processing of hyperspectral skin images (HyperCloud)” research undertaking with University of Oulu, Finland for the SpectraCare™ Hyperspectral Camera, and file a 510K application with USFDA for a substantial equivalent with predicated Hyperspectral Camera currently approved by the USFDA. (Please see Item 2 below.)

•	Completing trials and assessing similarity and equivalence between Vasocor Model 300 and Vasocor Model 400.

•	Market launch of Vasocor Model 400 and SpectraCare™ Hyperspectral Camera for wound care.

PREPARATION FOR BETA LAUNCH, October 2023– December 2023

InterCare must undertake several activities in preparation for the beta launch. The first main activity is deciding the necessary bench studies and prioritizing among them. The reason for the bench study is to compare readings from Vasocor Model 300 with those of IVDC Model 400 to establish substantial equivalence of the two devices. For the SpectraCare™ hyperspectral Camera the aim is to establish a substantial equivalence with USFDA approved predicated Hyperspectral camera.

The next critical set of activities deals with hiring senior management for the positions of Brand Manager, Medical Director, Sales Director and Marketing Director.

The last pre-Beta launch activity is identifying and approaching physicians for scientific trials, relationship-building studies, and usage studies. The newly hired Medical Director will take the lead in this effort, supported by the sales reps and CRO.

Also InterCare has deployed three patient centered Apps for care management on both Apple IOS and Google Play stores. These Apps are freely downloadable for the general public and include:

1)	InterCare Rx App. A market-place app for end-to-end supply chain and market place App targeting Pharmaceutical and other related healthcare products and services

2)	InterCare Medaster App. this app allows the caregiver (e.g. physician, nurse, and other healthcare providers ) to interact seamlessly with patients they serve.

3)	InterCare patient Portal App. This app makes it possible for patients to interact with their caregiver via their smart-phones, schedule appointments, and refill prescriptions, among other things.

BETA LAUNCH, January 2024-March 2024

The beta launch will be a very intensive time for InterCare because it must kick-start its pilot testing. As pilot testing will aim at introducing the new Vasocor Model 400 and SpectraCare™ Hyperspectral Camera into medical practices who are already using the Vasocor Model 300, to get their feedback regarding the new functionalities and ease of use of the Vasocor Model 400 as compared to its predecessor Vasocor Model 300.

Relationship-building and usage studies are expected to gradually roll out to six sites (two sites per city). InterCare will hire one clinical rep and 2 PCP reps to run the first relationship study and will stagger the hiring of the remaining 2 clinical reps and 4 PCP reps according to the timing of the IVDC Model 400 roll-out in the Beta launch. InterCare is currently in discussions with candidates and executive search firms to accomplish these tasks.

Each study will be continued throughout the entire beta launch with variations in scope, structure, and interaction. InterCare believes that it is important to maintain a relationship with the target physicians until the full market launch, and hence the decision to leave the IVDC Model 400 with the physicians until January 2024. The rollout will begin in January 2024 with two sites. InterCare anticipates that considerable sales and marketing learning will occur during this rollout, both with respect to tactics and strategy. To take full benefit of the lessons learned and to maximize the usefulness from the remaining sites, the rollout to the next two sites is delayed to June 2024. A shorter learning period is needed for the rollout to the last two sites, which is expected to start in August 2024.

InterCare will synchronize its hiring of sales reps to accommodate the lagged rollout.

5

Following analysis of the clinical data, InterCare’s principal investigators must begin submitting articles to prominent peer-reviewed medical journals. An intensive publishing strategy is critical to raise physician awareness and to buttress regulatory applications for additional indication for Use of IVDC Model 400 and SpectraCare™ Hyperspectral camera medical devices.

MARKET LAUNCH PREPARATION, April 2024-August 2024

The activities in the market launch are split between those related to regulatory bodies and those related to beta launch results. On the regulatory front, InterCare will submit 510K application to the FDA to obtain approval to proceed with marketing  the SpectraCare™ Hyperspectral camera, based on the establishment of substantial equivalence to the already approved Hyperspectral camera. The likelihood of this approval is contingent upon the strength and persuasiveness of the bench study. At this juncture, InterCare will also apply to the American Medical Association to receive a new CPT code. Again, the likelihood of approval depends on the caliber of the clinical data.

The second set of activities is tied to the sales and marketing information produced by the beta launch. Physician reaction during the beta roll-out to the six sites will give InterCare important data points regarding the relative success of its different sales and marketing techniques. On this basis, InterCare will modify its sales and marketing approach appropriately to reach physicians during the full launch. Additionally, the beta launch will also provide InterCare with useful information regarding the optimal sales rep/physician ratio, which InterCare will rely upon as it hires more sales reps in readiness for the mass market launch.

FULL MARKET LAUNCH, September 2024-December 2024

The full market launch across the United States will initially focus on adjunct to Coronary artery disease diagnostic applications and wound imaging devices. The rationale for this strategy is two-fold. First, physicians must see tangible evidence of the IVDC Model 400 value as an adjunct opportunity before gravitating towards it as a replacement opportunity, and same applies to SpectraCare™ Hyperspectral Camera.

Second, based on Vasocor Model 300 market research which indicates that Primary Care Physicians demand a technology capable of accurately diagnosing patients in the borderline population, thus positioning the IVDC Model 400 in this light will be a relatively easier sell.

The full market launch also requires InterCare to ensure that it is capable of manufacturing sufficient IVDC Model 400 device and SpectraCare™ hyperspectral Camera to meet the anticipated high demand. During the initial stages of the full launch, InterCare’s sales force must work very closely with the manufacturer to ensure that IVDC Model 400 and SpectraCare™ devices reach physicians in a timely manner, and that the maintenance agreement is also upheld.

For the SpectraCare™ hyperspectral Camera, the full market launch across the United States will focus as an adjunct to Wound Care applications with the hope that it could become an imaging standard for evaluating chronic wound healing process.

OPPORTUNITY EXPANSION, January 2025-onwards

Once InterCare has significantly penetrated market share in the adjunct opportunities, it will expand its attention to the replacement and market creation markets. In the replacement market, InterCare will leverage the SpectraCare™ Hyperspectral Camera and the IVDC Model 400’s reputation and track record as an adjunct to positively sway physicians to use the IVDC Model 400 as a replacement for Exercise Stress Tests. The success of such a campaign will rely heavily on InterCare’s ability to have thought-leaders endorse this usage and disseminate their opinion in prominent medical forums.

The market creation will be targeted towards self-paying patients, will require a reorientation of the sales effort. While physician recommendation remains a critical influence in a patient’s decision to pay for a diagnostic test, the patient’s own self-awareness of the diagnostic also becomes an important factor. For this reason, InterCare will invest in direct-to-consumer advertising (e.g., ads in select popular magazines) which would be targeted towards patients fitting an appropriate profile.

InterCare intends to meet each of its milestones according to the timeline. The beta launch will take place in January 2023 and the full market launch will occur in January 2025.

Trend Information

The biomedical and life sciences industries are subject to rapid and intense technological change. We face, and will continue to face, competition in the development and marketing of our medical applications from biotechnology and pharmaceutical companies, research institutions, government agencies and academic institutions. Competition may also arise from, among other things, other medical use development technologies. We expect to incur additional net expenses over the next several years as we pursue our business plan, maintain and expand our existing operations. The amount of future losses and when, if ever, we will achieve profitability are uncertain.

Item 2. Other Information

None

6

Item 3. Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Form 1-A for the year ended December 31, 2022. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

7

InterCare Dx, Inc.

Balance Sheets (unaudited)

As of June 30, 2023 and December 31, 2022

	June 30, 2023	December 31, 2022
Assets
Current Assets:
Cash and cash equivalents	$223	$74
Total Current Assets	223	74

Property and equipment, net of accumulated depreciation	-	-

Total Assets	$223	$74

Liabilities and Shareholders’ Deficit
Liabilities
Current Liabilities:
Related party loans	$4,928,166	$4,574,615
Accrued expense	20,990	5,691
Due to officer	488,274	488,274
Total Current Liabilities	5,437,430	5,068,580

Total Liabilities	5,437,430	5,068,580

Commitments and Contingencies (Note 6)

Shareholders’ Deficit
Preferred stock – no par value 20,000,000 authorized shares; 0 issued and 0 outstanding for June 30, 2023 and December 31, 2022	-	-
Common stock - no par value 100,000,000 authorized shares; 74,303,902 issued and outstanding for June 30, 2023 and December 31, 2022	-	-
Additional paid in capital	1,259,306	1,259,306
Accumulated Deficit	(6,696,513)	(6,327,812)

Total Shareholders’ Deficit	(5,437,207)	(5,068,506)

Total Liabilities and Shareholders’ Deficit	$223	$74

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

F-1

InterCare Dx, Inc.

Statements of Operations (unaudited)

For the Six Months Ended June 30, 2023 and 2022

	2023	2022

Revenues	$–	$–

Operating Expenses:
Compensation	153,717	137,118
General and administrative	46,669	44,174
Consulting and management fees	14,632	24,815
Rent	28,433	28,051
Research and development	125,250	112,616
Total operating expenses	368,701	346,774

Net loss from operations	(368,701)	(346,774)

Other income/(expense)
Interest expense	-	-
Net loss before provision for income taxes	(368,701)	(346,774)

Provision for income taxes	-	-

Net Loss	$(368,701)	$(346,774)

Loss per share:
Basic and Diluted	(0.010)	(0.010)

Weighted Shares Outstanding:
Basic and diluted	74,303,902	74,303,902

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

F-2

InterCare Dx, Inc.

Statements of Shareholders’ Deficit (unaudited)

For the Six Months Ending June 30, 2023 and 2022

	Common Stock	Common Stock	Additional Paid in	Accumulated	Total Shareholders’
	Shares	No Par	Capital	Deficit	Deficit
JUNE 30, 2022
Balance on December 31, 2021	74,303,902	-	1,259,306	(5,538,482)	(4,279,176)

Net Loss	-	-	-	(346,774)	(346,774)

Balance on June 30, 2022	74,303,902	$-	$1,259,306	$(5,885,256)	$(4,625,950)
JUNE 30, 2023
Balance on December 31, 2022	74,303,902	-	1,259,306	(6,327,812)	(5,068,506)

Net Loss	-	-	-	(368,701)	(368,701)

Balance on June 30, 2023	74,303,902	$-	$1,259,306	$(6,696,513)	$(5,437,207)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

F-3

InterCare Dx, Inc.

Statements of Cash Flows (unaudited)

For the Six Months Ended June 30, 2023 and 2022

	2023	2022
Cash flows from operating activities:
Net Loss	$(368,701)	$(346,774)
Changes in operating assets and liabilities
Accrued expenses	15,299	12,842
Net cash used in operating activities	(353,402)	(333,932)

Cash flows from financing activities:
Proceeds from related party loans	353,551	333,958
Officer proceeds	-	-
Net cash provided by financing activities	353,551	333,958

Net increase (decrease) in cash	149	26

Cash, beginning of period	74	93

Cash, end of period	$223	$119

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash interest payments	$-	$-
Cash income tax payments	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

F-4

InterCare Dx, Inc.

Notes to Financial Statements

June 30, 2023

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Business description

The financial statements presented are those of InterCare DX, Inc. (the “Company”). The Company was incorporated on January 31, 1991 and commenced operations immediately thereafter. The company is a USFDA registered biomedical and life sciences company with main office located at 20280 South Vermont Avenue, Suite 215, Torrance, California, USA, and international partners located worldwide. We strive to become a leader in designing and marketing creative, technologically advanced Cardio-Vascular and Microwave products for medical applications. Build a reputation for delivering systems characterized by low price, compact size, and innovative features, with quality and reliability equal to that of competitors.

Nature of Operations

On August 3, 2021, the Company entered into a one-year research agreement with University of Oulu in Finland under a research project titled ”Cloud processing of hyperspectral skin images (Hyper Cloud)”. The research projected started  on October 1, 2021  to October 1, 2022 and automatically renewed for another  year .

On June 1, 2023, the Company filed a Post-Effective Amendment to  Form 1-A with SEC, to sell up to 20,000,000 shares of its common stock at five dollars ($0.5) per share. On June 13, 2023, the Company received a notification of qualification of the Offering Circular. As of the date of this Semiannual Report, no shares  have been sold.

Basis of Presentation

The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (GAAP) under the accrual basis of accounting.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Uses of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Our most significant estimates are for stock-based compensation, assessment of impairment of our intangible asset, and valuation of our deferred tax valuation allowance. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting Period

The Company’s fiscal year ends on December 31 of each year.

Reclassifications

Certain reclassifications have been made to the 2022 presentation to make them consistent with 2023.

Revenue recognition

On January 1, 2020, the Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“new revenue standard”) to all contracts using the modified retrospective method. The adoption of the new revenue standard had no material impact on our consolidated financial statements as it did not require a change in revenue recognition. As such, comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Revenue is recognized based on the following five-step model:

•	Identification of the contract with a customer
•	Identification of the performance obligations in the contract
•	Determination of the transaction price

F-5

•	Allocation of the transaction price to the performance obligations in the contract
•	Recognition of revenue when, or as, the Company satisfies a performance obligation

Since there were no revenues, the Company does not have material contract assets or liabilities that fall under the scope of ASC 606.

Cash and Cash Equivalents

All highly liquid investments purchased with an initial maturity of three months or less are considered to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Advertising Costs

Advertising costs are expensed as incurred. The Company recorded advertising costs for the six months ending June 30, 2023 and 2022 in the amounts of $0 and $0, respectively.

 Fair Value of Financial Instruments

The Company’s balance sheet includes the following financial instruments: cash, accrued expenses due to officer payables and related party loans. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying values of the related party loans and due to officer approximates fair value based on the borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.

FASB Accounting Standards Codification (ASC) topic 820 “Fair Value Measurements and Disclosures”, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	LEVEL 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	LEVEL 2 - Include other inputs that are directly or indirectly observable in the marketplace
•	LEVEL 3 - Unobservable inputs which are supported by little or no market activity,.

As of June 30, 2023, and December 31, 2022, there were no financial instruments that required fair value measurement.

Concentration of Credit Risk

Management believes that it has minimal credit risk at June 30, 2023 and December 31, 2022.

Research and Development

Research and development expenses consist primarily of personnel-related expenses, consulting and contractor expenses and tooling and medical materials. Substantially all the Company’s research and development expenses are related to developing new products and services. Research and development costs are expensed as incurred. The Company incurred $125,250 and $112,616 of research and development costs for the six months ended June 30, 2023 and 2022, respectively.

Income Taxes

Income taxes are determined in accordance with ASC Topic 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

F-6

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

For the periods ending June 30, 2023, and 2022, the Company did not have any interest and penalties associated with tax positions. As of June 30, 2023, and December 31, 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company is subject to taxation in the United States and various states. As of June 30, 2023, tax years for 2018, 2019, and 2020 are subject to examination by the tax authorities.

Loss per Share

The Company reports earnings (loss) per share in accordance with FASB Accounting Standards Codification 260 “Earnings per Share” (“ASC 260”). This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the earnings (loss) per share computations. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. If applicable, diluted earnings per share assume the conversion, exercise or issuance of all common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Therefore, no diluted loss per share figure is presented. There were no adjustments required to net loss for the periods presented in the computation of basic loss per share. The Company has not issued any options since inception.

Segment Reporting

The Company operates as one segment based upon the Company’s organizational structure, the way in which the operations are managed and evaluated, the availability of separate financial results and materiality considerations.

NOTE 3. GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company had a net loss of $368,701 and net cash used in operating activities of $353,402 for the six months ending June 30, 2023. The Company has a working capital deficit of $5,437,207 and an accumulated deficit of $6,696,513 at June 30, 2023. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least twelve months after the date of issuance on these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has a minimum cash balance available for payment of ongoing operating expense, has incurred losses from operations since inception, and it does not have a source of revenue sufficient to cover its operating costs. Its continued existence is dependent upon its ability to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance the necessary debt or equity financing will be available or will be available on terms acceptable to the Company. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

NOTE 4. RECENTLY ISSUED PRONOUNCEMENTS

We have reviewed all FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

F-7

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 5. RELATED PARTIES

Related party loans and due to officer were $4,928,166 and $4,574,615 as of June 30, 2023, and December 31, 2022 respectively. The related party amounts borrowed were to fund the Company’s daily operations. The loans were evidenced through written agreements between the related parties. The loans are non-interest bearing with no maturity date, due on demand, and no covenants. The loans arose from an affiliated company and member of management.

NOTE 6. SHAREHOLDERS’ DEFICIT

We have two classes of authorized common stock, Common and Class B common. The rights of the holders of Common and Class B Common are identical, except with respect to voting and conversion. Each share of Class B Common stock is entitled to 10 votes per share. Each share of Common stock is entitled to one vote per share. Upon transfer, each share of Class B Common Stock is automatically converted a shares of Common stock. As at June 30, 2023 and December 31, 2022, the Company has 350,000,000 Common Stock and 100,000,000 Class B Common Stock authorized, with no par value. As at June 30, 2023 and December 31, 2022, the Company had 74,303,902 shares of Common Stock issued and outstanding.

The Company is authorized to issue 50,000,000 shares of preferred stock but as of June 30, 2023, and December 31, 2022, the Company has no preferred stock issued or outstanding.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Litigation

The Company’s operations are subject to significant risks and uncertainties including financial, operational, and regulating risks, including the potential risks of business failure.

From time to time the Company may be a party to litigation matters involving claims against the Company. Management believes there are no known or potential matters that would have a material effect on the Company’s financial position or results of operations other than listed below.

Leases

The Company has one rental agreement with Meridian, a related party, for which it shares the cost of its rented space. The lease is short term in nature. The Company is not obligated to pay future rental payments under the leasing agreement on a month-to-month basis. The Company incurred $28,433 and $28,051 of rent expense in the six months ending June 30, 2023, and 2022.

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events  for  recognition and disclosure as of September 8, 2022 which is the date the financial statements were available to be issued. No other matters were identified affecting the accompanying financial statements and related disclosures.

F-8

Item 4. Exhibits

None

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) : InterCare Dx, Inc.

By:	/s/ Anthony C. Dike, MD

Name:	Anthony C. Dike, MD

Title:	Chief Executive Officer and Director
(Principal Executive Officer, Principal Accounting Officer)

Date: 9/8/2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: Anthony C. Dike, MD (Signature and Title) /s/ Anthony C. Dike, MD Chairman/CEO/Director

Date: 9/8/2023

By: Stanley I Maduike, MSc (Signature and Title) /s/ Stanley I Maduike COO/Director

Date: 9/8/2023

By: Emeka M. Eziri, MD (Signature and Title) /s/ Emeka M. Eziri, MD Director

Date: 9/8/2023

By: Francis Sido, MD (Signature and Title) /s/ Francis Sido, MD Director

Date: 9/8/2023

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